SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A19 (Amendment No. 19)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

020910105

(CUSIP Number)

Brian B. Margolis, Esq.

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019-6142

(212) 506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020910105

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Sigma-Tau Finanziaria S.p.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF, WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,292,096

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,292,096

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,292,096

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
17.4% (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant (as defined below)).

(14)	Type of Reporting Person CO

CUSIP No. 020910105

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 13,307,481

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 13,307,481

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,307,481

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
16.2% (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant (as defined below)).

(14)	Type of Reporting Person CO

CUSIP No. 020910105

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Paolo Cavazza

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 29,327,778

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 29,327,778

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,327,778

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
33.5% (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant (as defined below), 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrants (as defined below), 518,519 shares of Common Stock issuable upon exercise of the Sinaf January 2011 Warrant (as defined below), 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant (as defined below), 1,333,333 shares issuable upon exercise of the 2012 Convertible Note (as defined below), 266,667 shares of Common Stock issuable upon exercise of the October 2012 Warrant (as defined below) and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	Type of Reporting Person IN

CUSIP No. 020910105

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Sinaf S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC, OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 15,035,682

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 15,035,682

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,035,682

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
17.3% (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant (as defined below), 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrant (as defined below), 518,519 shares of Common Stock issuable upon exercise of the Sinaf January 2011 Warrant (as defined below), 1,333,333 shares issuable upon exercise of the 2012 Convertible Note (as defined below), 266,667 shares of Common Stock issuable upon exercise of the October 2012 Warrant (as defined below) and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	Type of Reporting Person CO

CUSIP No. 020910105

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Taufin International S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 6,867,396

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,867,396

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,867,396

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
8.3% (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 518,518 shares of Common Stock issuable upon exercise of the Taufin January 2011 Warrant (as defined below)).

(14)	Type of Reporting Person CO

Item 1                                                            Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 19 by Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma Tau”), Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., an Italian corporation (“STIFR”), Paolo Cavazza, an Italian citizen, Sinaf S.A., a Luxembourg corporation (“Sinaf”), and Taufin International S.A., a Luxembourg corporation (“Taufin” and together with Paolo Cavazza, Sinaf, STIFR and Sigma Tau, the “Reporting Parties”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008, Amendment No. 12 filed with the SEC on December 19, 2008, Amendment No. 13 filed with the SEC on April 13, 2009, Amendment No. 14 filed with the SEC on October 19, 2009, Amendment No. 15 filed with the SEC on July 9, 2010, Amendment No. 16 filed with the SEC on January 14, 2011, Amendment No. 17 filed with the SEC on October 25, 2012 and Amendment No. 18 filed with the SEC on September 24, 2013 (the “Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 2                                                            Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Sigma Tau, STIFR, Sinaf and Taufin. Sigma Tau owns 67% of STIFR directly and 33% indirectly through its wholly-owned subsidiary Sigma Tau International S.A.  Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”).  Aptafin is owned directly by Paolo Cavazza and members of his family.  Taufin is a direct wholly-owned subsidiary of Taufin SPA.

Sigma Tau is an Italian corporation.  The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144.  The principal business of Sigma Tau is as a parent holding company whose principal assets consist of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

STIFR is an Italian corporation.  The business address of STIFR is Via Pontina Km. 30.400, Pomezia (Rome), Italy 00040.  STIFR is a pharmaceutical company.  STIFR succeeded to all of the assets and liabilities of Defiante Farmacêutica S.A., a Portuguese corporation (“Defiante”) as a result of a merger of Defiante with and into STIFR, effective December 5, 2013, consummated pursuant to the laws of Italy (the “Merger”).

Sinaf is a Luxembourg corporation.  The business address of Sinaf is 11-13 Boulevard de la Foire, L-1528 Luxembourg.  Sinaf is a parent holding company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

Taufin is a Luxembourg corporation.  The business address of Taufin is 11-13 Boulevard de la Foire, L-1528 Luxembourg.  Taufin is a parent holding company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, controlling Sigma Tau, STIFR, Sinaf and Taufin are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                                                            Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement.  Defiante used its working capital to purchase such shares.

On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share.  Defiante used its working capital to purchase such shares.  In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant (“Warrant A”) to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant (“Warrant B” and, collectively with Warrant A, the “2003 Warrants”) to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below).  The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the “Next Private Placement”) or (b) December 11, 2003, and ending on December 11, 2004.  The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement.  As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004.  The Warrant B was then exercisable for 600,000 shares of Common Stock.

The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between the Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the “2004 Common Stock Transaction”).  Defiante used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the “2004 Warrant”) to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Defiante exercised the 2004 Warrant on July 14, 2006, at an exercise price of $1.50 per share and received 263,158 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement.  Sigma Tau used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the “2005 Warrants”) to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the “2005 Purchase Agreements”) between Issuer and each of Defiante, Inverlochy — Consultadoria e Servicos (S.U.) LDA,

which was a direct wholly-owned subsidiary of Taufin (“Inverlochy”), and Chaumiere-Consultadoria e Servicos SDC Unipessoal LDA, which was a direct wholly-owned subsidiary of Sinaf (“Chaumiere” and, together with Inverlochy and Defiante, the “Purchasers”), Defiante purchased 307,692 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement. The Purchasers used working capital to purchase their shares.

On August 1, 2005, pursuant to a Stock Purchase Agreement dated August 1, 2005 between Allan L. Goldstein and Chaumiere, Chaumiere purchased 110,000 shares of the Issuer’s Common Stock from the Seller at a purchase price of $3.20 per share.

On March 16, 2006, pursuant to Securities Purchase Agreements dated as of March 6, 2006 (the “March 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share in a registered direct offering.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,148 shares of Common Stock (the “Defiante March 2006 Warrant”), (ii) to Inverlochy to purchase 22,601 shares of Common Stock (the “Inverlochy March 2006 Warrant”) and (iii) to Chaumiere to purchase 22,601 shares of Common Stock (the “Chaumiere March 2006 Warrant” and, together with the Defiante March 2006 Warrant and the Inverlochy March 2006 Warrant, the “March 2006 Warrants”).  The March 2006 Warrants were initially exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from September 16, 2006 through March 16, 2011.

On May 26, 2006, pursuant to a Securities Purchase Agreement dated as of March 26, 2006 between J.J. Finkelstein and Chaumiere, Chaumiere purchased in a private transaction 125,000 shares of Common Stock at a price of $2.80 per share.  Chaumiere used its working capital to purchase such shares.

On December 21, 2006, pursuant to Securities Purchase Agreements dated as of December 18, 2006 (the “December 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 833,333 shares of Common Stock, Inverlochy purchased 833,333 shares of Common Stock and Chaumiere purchased 833,333 shares of Common Stock for a cash purchase price of $1.80 per share in a private placement.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 21, 2006, the Issuer issued warrants (i) to Defiante to purchase 333,333 shares of Common Stock (the “Defiante December 2006 Warrant”), (ii) to Inverlochy to purchase 333,333 shares of Common Stock (the “Inverlochy December 2006 Warrant”) and (iii) to Chaumiere to purchase 333,333 shares of Common Stock (the “Chaumiere December 2006 Warrant” and, together with the Defiante December 2006 Warrant and the Inverlochy December 2006 Warrant, the “December 2006 Warrants”). The December 2006 Warrants were initially exercisable at a price of $2.75 per share, in whole or in part, at any time and from time to time from December 21, 2006 through December 21, 2011.

The terms of the 2005 Warrants were amended on December 31, 2007, pursuant to an Amendment to Warrant to Purchase Common Stock, dated as of December 31, 2007 to provide that the 2005 Warrants would be exercisable at any time prior to 11:59 p.m. Eastern Time on March 31, 2008 (the “Expiration Date”), or if such date falls on a day that is not a Business Day or a day on which trading does not take place on a principal exchange or automated quotation system on which the Common Stock is traded (a “Holiday”), the next day that is not a Holiday.

On February 29, 2008, pursuant to Securities Purchase Agreements dated as of February 27, 2008 (the “February 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 2,500,000 shares of Common Stock and Inverlochy purchased 2,500,000 shares of Common Stock for a cash purchase price of $1.00 per share in a private placement (the “February 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  In consideration for the purchase of such shares, on February 29, 2008, the Issuer issued warrants (i) to Inverlochy to purchase 500,000 shares of Common Stock (the “Inverlochy February 2008 Warrant”) and (ii) to Chaumiere to purchase 500,000 shares of Common Stock (the “Chaumiere February 2008 Warrant” and, together with the Inverlochy February 2008 Warrant, the “February 2008 Warrants”).  The February 2008 Warrants were initially exercisable at a price of $1.60 per share.  One-third of the warrants vested on February 29, 2008, one-third vested on December 31, 2008, and one-third vested on December 31, 2009.  The February 2008 Warrants were initially exercisable through December 31, 2010.

The terms of the 2005 Warrants were further amended pursuant to a Second Amendment to Warrant to Purchase Common Stock, dated as of March 31, 2008, to extend the Expiration Date from March 31, 2008 to December 31, 2009.

On December 10, 2008, pursuant to Securities Purchase Agreements dated as of December 10, 2008 (the “December 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 1,034,482 shares of Common Stock and Inverlochy purchased 1,034,482 shares of Common Stock for a cash purchase price of $1.45 per share in a private placement (the “December 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 10, 2008 the Issuer issued warrants (i) to Inverlochy to purchase 372,552 shares of Common Stock ( the “Inverlochy December 2008 Warrant”) and (ii) to Chaumiere to purchase 372,552 shares of Common Stock (the “Chaumiere December 2008 Warrant” and, together with the Inverlochy December 2008 Warrant, the “December 2008 Warrants”).  The December 2008 Warrants were initially exercisable at a price of $1.74 per share, in whole or in part, at any time and from time to time from December 10, 2008 through December 31, 2011.  The December 2008 Purchase Agreements provided that (i) the Purchasers could not transfer the shares, the December 2008 Warrants or any shares issued upon exercise of the December 2008 Warrants through December 31, 2011 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchasers, had all voting rights in respect of the shares and any shares issued upon exercise of the December 2008 Warrants through December 31, 2011.

On April 13, 2009, pursuant to a Securities Purchase Agreement dated as of April 13, 2009 (the “April 2009 Purchase Agreement”) between Issuer and Chaumiere, Chaumiere purchased 1,052,631 shares of Common Stock for a cash purchase price of $0.57 per share in a private placement (the “April 2009 Private Placement”).  Chaumiere used working capital to purchase these shares.  In consideration for the purchase of such shares, on April 13, 2009 the Issuer issued a warrant to Chaumiere to purchase 263,158 shares of Common Stock, exercisable at a price of $0.91 per share, in whole or in part, at any time and from time to time from April 13, 2009 through April 30, 2012 (the “April 2009 Warrant”).  The April 2009 Purchase Agreement provided that (i) the Purchaser could not transfer the shares, the April 2009 Warrant or any shares issued upon exercise of the April 2009 Warrant through April 30, 2012 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchaser, had all voting rights in respect of the shares and any shares issued upon exercise of the April 2009 Warrant through April 30, 2012.

On June 2, 2009, each of Chaumiere and Inverlochy purchased 312,500 shares of Common Stock for a cash purchase price of $0.40 per share in a private transaction.  Chaumiere and Inverlochy used working capital to purchase these shares.

On October 15, 2009, pursuant to a Securities Purchase Agreement dated as of September 30, 2009 (the “September 2009 Purchase Agreement”) between Issuer and Chaumiere, Chaumiere purchased 1,219,512 shares of Common Stock for a cash purchase price of $0.82 per share in a private placement (the “October 2009 Private Placement”).  Chaumiere used working capital to purchase these shares.  In consideration for the purchase of such shares, on October 15, 2009 the Issuer issued a warrant to Chaumiere to purchase 609,756 shares of Common Stock, exercisable at a price of $1.12 per share, in whole or in part, at any time and from time to time from April 15, 2010 through September 30, 2014 (the “October 2009 Warrant”).  Any material conditions precedent to the obligation of Chaumiere to purchase the shares and the obligation of the Issuer to issue the shares and the October 2009 Warrant were satisfied on October 8, 2009 The September 2009 Purchase Agreement provided that (i) the Purchaser could not transfer the shares, the October 2009 Warrant or any shares issued upon exercise of the October 2009 Warrant through September 30, 2012 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchaser, had all voting rights in respect of the shares and any shares issued upon exercise of the October 2009 Warrant through September 30, 2012.

The 2005 Warrants expired, unexercised, on December 31, 2009.

In May 2010, Chaumiere changed its name to Chaumiere S.à.r.l. and Inverlochy changed its name to Inverlochy S.à.r.l.

On May 21, 2010, Sinaf purchased units, consisting in the aggregate of 240,000 shares of Common Stock and warrants (the “May 2010 Warrants”) to purchase 96,000 shares of Common Stock directly from the underwriters in the Issuer’s public offering.  Each unit consisted of one share of Common Stock and 0.4 warrants and was purchased for a cash purchase price of $0.41 per unit.  The units separated immediately.  The May 2010 Warrants are exercisable at a price of $0.56 per share at any time and from time to time through May 21, 2015.  Sinaf used working capital to purchase these units.

On June 29, 2010, Inverlochy merged with and into Taufin, its direct parent, and Taufin thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Inverlochy immediately prior to the merger and Chaumiere merged with and into Sinaf, its direct parent, and Sinaf thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Chaumiere immediately prior to the merger.

On January 7, 2011, pursuant to the Securities Purchase Agreements dated as of January 5, 2011 (the “January 2011 Purchase Agreements”) between Issuer and each of Defiante, Taufin and Sinaf, Defiante purchased 925,926 shares of Common Stock, Taufin purchased 1,296,296 shares of Common Stock and Sinaf purchased 1,296,297 shares of Common Stock for a cash purchase price of $0.27 per share in a private placement.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on January 7, 2011, the Issuer issued warrants to (i) to Defiante to purchase 370,370 shares of Common Stock (the “Defiante January 2011 Warrant”), (ii) to Taufin to purchase 518,518 shares of Common Stock (the “Taufin January 2011 Warrant”) and (iii) to Sinaf to purchase 518,519 shares of Common Stock (the “Sinaf January 2011 Warrant” and, together with the Defiante January 7, 2011 Warrant and the Taufin January 2011 Warrant, the “January 7, 2011 Warrants”), in each case exercisable at a price of $0.38 per share, in whole or in part, at any time and from time to time from July 7, 2011 through January 7, 2016.

The terms of the March 2006 Warrants, the December 2006 Warrants, the February 2008 Warrants and the December 2008 Warrants (collectively, the “Amended Warrants”) were amended on January 5, 2011, pursuant to an Omnibus Warrant Amendment Agreement made effective as of January 5, 2011 to (i) reduce the exercise price of each of the Amended Warrants to $0.38 per share and (ii) extend the expiration date of the March 2006 Warrants, the December 2006 Warrants and the February 2008 Warrants to December 31, 2011.

The Amended Warrants expired, unexercised, on December 3, 2011.

The April 2009 Warrant expired, unexercised, on April 30, 2012.

On October 19, 2012, pursuant to a Securities Purchase Agreement dated as of October 19, 2012 between the Issuer and Sinaf, Sinaf purchased a convertible promissory note (the “2012 Convertible Note”) in an aggregate principal amount of $200,000 for a cash purchase price of $200,000 in a private placement.  Interest accrues on the unpaid principal amount of the 2012 Convertible Note at a rate equal to 5.0% per annum.  The 2012 Convertible Note and any accrued interest thereon are convertible at the option of the holder at any time prior to repayment of the 2012 Convertible Note into Common Stock at a conversion price of $0.15 per share.  The 2012 Convertible Note and any accrued interest thereon is payable upon the written demand of the holder thereof at any time after October 19, 2014.  The initial outstanding principal amount, excluding interest, if converted into Common Stock, would result in the issuance of 1,333,333 shares.  At any time prior to maturity of the 2012 Convertible Note, with the consent of Sinaf, the Issuer may prepay the outstanding principal amount of the 2012 Convertible Note plus unpaid accrued interest without penalty.  Upon the commission of any act of bankruptcy by the Issuer, the execution by the Issuer of a general assignment for the benefit of creditors, the filing by or against the Issuer of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Issuer, the outstanding principal and all accrued interest on the 2012 Convertible Note will accelerate and automatically become immediately due and payable.  Sinaf used working capital to purchase the 2012 Convertible Note.  In consideration for the purchase of the 2012 Convertible Note, on October 19, 2012, the Issuer issued a warrant to Sinaf to purchase 266,667 shares of Common Stock, exercisable at a price of $0.15 per share, in whole or in part, at any time and from time to time from April 19, 2013 through October 19, 2017 (the “October 2012 Warrant”).

On September 12, 2013, pursuant to a Securities Purchase Agreement dated as of September 12, 2013 between the Issuer and Sinaf, Sinaf purchased a convertible promissory note (the “2013 Convertible Note”) in an aggregate principal amount of $150,000 for a cash purchase price of $150,000 in a private placement by the issuer of convertible promissory notes (the “Notes”).  Interest accrues on the unpaid principal amount of the 2013 Convertible Note at a rate equal to 5.0% per annum.  The 2013 Convertible Note and any accrued interest thereon are convertible at the option of the holder at any time prior to repayment of the 2013 Convertible Note into Common Stock at a conversion price of $0.06 per share.  The 2013 Convertible Note and any accrued interest thereon is payable upon the written demand of the holder thereof at any time after September 10, 2018.  The initial outstanding principal amount, excluding interest, if converted into Common Stock, would result in the issuance of 2,500,000 shares.  At any time prior to maturity of the 2013 Convertible Note, with the consent of the holders of a maturity in interest of the Notes, the Issuer may prepay the outstanding principal amount of the 2013 Convertible Note plus unpaid accrued interest without penalty.  Upon the commission of any act of bankruptcy by the Issuer, the execution by the Issuer of a general assignment for the benefit of creditors, the filing by or against the Issuer of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Issuer, the outstanding principal and all accrued interest on the 2013 Convertible Note will accelerate and automatically become immediately due and payable. Sinaf used working capital to purchase the 2013 Convertible Note.

On December 5, 2013, pursuant to the Merger, STIFR became, by operation of law, the direct beneficial owner of the Common Stock and the Defiante January 2011 Warrant beneficially owned by Defiante immediately prior to the Merger.

Item 4                                                            Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer and, with respect to the purchase of the 2012 Convertible Note on October 19, 2012 and the 2013 Convertible Note on September 12, 2013, to provide funds for the Issuer’s general corporate purposes.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5                                                            Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 Sigma Tau is the beneficial owner of 14,292,096 shares of Common Stock representing 17.4% of the outstanding Common Stock (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus, 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant).

STIFR is the beneficial owner of 13,307,481 shares of Common Stock representing 16.2% of the outstanding Common Stock (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus, 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant).

Paolo Cavazza is the beneficial owner of 29,327,778 shares of Common Stock representing 33.5% of the outstanding Common Stock (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant, 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrants, 518,519 shares of Common Stock issuable upon exercise of the Sinaf January 2011 Warrant, 370,370 shares of Common Stock issuable upon exercise of the Defiante January 2011 Warrant, 1,333,333 shares issuable upon exercise of the 2012 Convertible Note, 266,667 shares of Common Stock issuable upon exercise of the October 2012 Warrant and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note).

Sinaf is the beneficial owner of 15,035,682 shares of Common Stock representing 17.3% of the outstanding Common Stock (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant, 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrant, 518,519 shares of Common Stock issuable upon exercise of the Sinaf January 2011 Warrant, 1,333,333 shares issuable upon exercise of the 2012 Convertible Note, 266,667 shares of Common Stock issuable upon exercise of the October 2012 Warrant and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note).

Taufin is the beneficial owner of 6,867,396 shares of Common Stock representing 8.3% of the Common Stock outstanding (based on 81,733,247 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 18, 2013, plus 518,518 shares of Common Stock issuable upon exercise of the Taufin January 2011 Warrant).

(b)                                 The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 14,292,096.  The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 14,292,096.

The number of shares of Common Stock as to which STIFR has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which STIFR shares the power to vote or direct the vote is 13,307,481.  The number of shares of Common Stock as to which STIFR has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which STIFR shares the power to dispose or direct the disposition is 13,307,481.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 29,327,778.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 29,327,778.

The number of shares of Common Stock as to which Sinaf has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sinaf shares the power to vote or direct the vote is 15,035,682.  The number of shares of Common Stock as to which Sinaf has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sinaf shares the power to dispose or direct the disposition is 15,035,682.

The number of shares of Common Stock as to which Taufin has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Taufin shares the power to vote or direct the vote is 6,867,396.  The number of shares of Common Stock as to which Taufin has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Taufin shares the power to dispose or direct the disposition is 6,867,396.

(c)                                  No transactions involving the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons, other than the transfer of the Common Stock and the Defiante January 2011 Warrant, previously held by Defiante, to STIFR as a result of the Merger.

(d)                                 N/A.

(e)                                  On December 5, 2013, Defiante ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as a result of the Merger.

Item 6                                                            Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Parties there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7                                                            Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.                                      Joint Filing Agreement.

2.                                      Power of Attorney (Sigma Tau).

3.                                      Power of Attorney (STIFR).

4.                                      Power of Attorney (Paolo Cavazza).(1)

5.                                      Power of Attorney (Sinaf).(2)

6.                                      Power of Attorney (Taufin).(3)

7.                                      Form of Securities Purchase Agreement dated as of September 30, 2009.(4)

8.                                      Form of October 2009 Warrant.(5)

(1)  Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

(2)  Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

(3)  Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

(4)  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

(5)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

9.                                      Form of May 2010 Warrant.(6)

10.                               Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.(7)

11.                               Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.(8)

12.                               Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.(9)

13.                               Form of January 2011 Warrant.(10)

14.                               Form of October 2012 Securities Purchase Agreement.(11)

15.                               Form of 2012 Convertible Note.(12)

16.                               Form of October 2012 Warrant.(13)

17.                               Form of September 2013 Securities Purchase Agreement.(14)

18.                               Form of 2013 Convertible Note.(15)

(6)   Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on May 21, 2010.

(7)   Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

(8)   Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

(9)   Incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

(10)  Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

(11)  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(12)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(13)  Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(14)  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

(15)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date:                  December 20, 2013

SIGMA-TAU FINANZIARIA

S.P.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Industrie Farmaceutiche Riunite is true, complete and correct.

Date:                  December 20, 2013

SIGMA-TAU INDUSTRIE FARMACEUTICHE RIUNITE

S.P.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Taufin International S.A. is true, complete and correct.

Date:                  December 20, 2013

TAUFIN INTERNATIONAL S.A.

By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date:                  December 20, 2013

PAOLO CAVAZZA

By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sinaf S.A. is true, complete and correct.

Date:                  December 20, 2013

SINAF S.A.

By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Sigma Tau Finanziaria SpA

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, S. Cavazza, F. Cavazza, Martinetti, Tugnoli, Jones, and Cerrina Feroni) of Sigma Tau are set forth below:

1.                                      (a) Mario Artali, (b) Via Sudafrica 20, Rome, Italy, 00144, (c) President of Sigma-Tau, and (d) Italian.

2.                                      (a) Andrea Montevecchi, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Vice President and Chief Executive Officer of Sigma-Tau, and (d) Italian.

3.                                      (a) Sabrina Di Bartolomeo, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau, and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Artali, Montevecchi and Di Bartolomeo) of Sigma Tau are set forth below:

1.                                      (a) Enrico Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive of Sigma-Tau and (d) Italian.

2.                                      (a) Silvia Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive of Sigma-Tau and (d) Italian.

3.                                      (a) Francesca Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive, Sigma-Tau (d) Italian.

4.                                      (a) Trevor Jones, (b) Woodhyrst House, 18 Friths Drive, REIGATE, Surrey, Great Britain, (c) professor and (d) British.

5.                                      (a) Marco Cerrina Feroni, (b) Via Monte de Pietà, 12, Milano, Italy 20121, (c) Head of Merchant Banking Intesa Sanpaolo SpA and (d) Italian.

6.                                      (a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

7.                                      (a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

8.                                      (a) Ennio Mario Cicconi, (b) via XXIV Maggio 43, Rome Italy, 00183, (c) lawyer and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1.                                      (a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italian.

Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sigma Tau owns 67% of STIFR directly and 33% indirectly through its wholly-owned subsidiary Sigma Tau International S.A.

Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Sigma-Tau Industrie Farmaceutiche Riunite are set forth below:

1.                                      (a) Mario Artali, (b) Via Sudafrica 20, Rome, Italy, 00144, (c) President of Sigma-Tau, and (d) Italian.

2.                                      (a) Andrea Montevecchi, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Vice President and Chief Executive Officer of Sigma-Tau, and (d) Italian.

3.                                      (a) Sabrina Di Bartolomeo, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau, and (d) Italian.

4.                                      (a) Raffaele Sanguigni, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau, and (d) Italian.

5.                                      (a) Pietro Grossi (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau, and (d) Italian.

6.                                      (a) Silvia Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive of Sigma-Tau and (d) Italian.

7.                                      (a) Lorenza Laureti (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive of Sigma-Tau and (d) Italian.

8.                                      (a) Amedeo Giovanni Maria Nodari, (b) Piazza Paolo Ferrari 10, Milano, Italy 20121, (c) Head of Institutional Investment Intesa Sanpaolo SpA and (d) Italian.

Sinaf S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Sinaf S.A. are set forth below:

1.                                      (a) Giovanni Manzini, (b) Via Ronco 17, 6980, Castelrotto, Switzerland (c), President, Consultant (d) Switzerland.

2.                                      (a) Giovanni Spasiano, (b), Carré Bonn, 20 rue de la Poste L-2346 Luxembourg, (c) Executive of Citco Group Ltd. (d) Luxembourg.

3.                                  (a) Armand De Biase, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) French.

Taufin International S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Taufin International S.A. are set forth below:

1.                                      (a) Giovanni Spasiano, (b), Carré Bonn, 20 rue de la Poste L-2346 Luxembourg, (c) President, Executive of Citco Group Ltd. (d) Luxembourg.

2.                                      (a) Emmanuel Briganti (b) Carré Bonn, 20 rue de la Poste L-2346 Luxembourg (c)  Executive of Citco Group Ltd. (d) Luxembourg.

3.                                      (a) Alex Schmitt (b) 22-24 rives de Clausen L-2165 Luxembourg (c) lawyer (d) Luxembourg

EXHIBIT INDEX

Page

1.	Joint Filing Agreement	25

2.	Power of Attorney (Sigma Tau)	26

3.	Power of Attorney (STIFR).	27

4.	Power of Attorney (Paolo Cavazza).(16)

5.	Power of Attorney (Sinaf)(17)

6.	Power of Attorney (Taufin)(18)

7.	Form of Securities Purchase Agreement dated as of September 30, 2009.(19)

8.	Form of October 2009 Warrant.(20)

9.	Form of May 2010 Warrant.(21)

10.	Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.(22)

11.	Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.(23)

12.	Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.(24)

13.	Form of January 2011 Warrant.(25)

(16)  Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

(17)  Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

(18)  Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

(19)  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

(20)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

(21)  Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on May 21, 2010.

(22)  Incorporated by reference to Exhibit 10.4 to the Reporting Persons’ Form 8-K filed with the SEC on January 7, 2010.

(23)  Incorporated by reference to Exhibit 10.5 to the Reporting Persons’ Form 8-K filed with the SEC on January 7, 2010.

(24)  Incorporated by reference to Exhibit 10.6 to the Reporting Persons’ Form 8-K filed with the SEC on January 7, 2010.

14.	Form of October 2012 Securities Purchase Agreement.(26)

15.	Form of 2012 Convertible Note.(27)

16.	Form of October 2012 Warrant.(28)

17.	Form of September 2013 Securities Purchase Agreement.(29)

18.	Form of 2013 Convertible Note.(30)

(25)  Incorporated by reference to Exhibit 4.2 to the Reporting Persons’ Form 8-K filed with the SEC on January 7, 2010.

(26)  Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(27)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(28)  Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

(29)  Incorporated by reference to exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

(30)  Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of December20, 2013, is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: December 20, 2013	SIGMA-TAU FINANZIARIA SPA

	By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

Dated: December 20, 2013	SIGMA-TAU INDUSTRIE FARMACEUTICHE
RIUNITE S.P.A.

	By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

Dated: December 20, 2013	PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

Dated: December 20, 2013	SINAF S.A.

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

Dated: December 20, 2013	TAUFIN INTERNATIONAL S.A.

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

EXHIBIT 2

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Fabio Amabile, Sabrina Di Bartolomeo and Lorenza Laureti, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 17th day of December, 2013.

SIGMA TAU FINANZIARIA S.P.A.

By:	/s/ Andrea Montevecchi
Name: Andrea Montevecchi
Title: Vice President & CEO

EXHIBIT 2

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Fabio Amabile, Sabrina Di Bartolomeo and Lorenza Laureti, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 17th day of December, 2013.

SIGMA-TAU INDUSTRIE FARMACEUTICHE
RIUNITE S.P.A.

By:	/s/ Andrea Montevecchi
Name: Andrea Montevecchi
Title: Vice President & CEO